CONFIDENTIAL + PROPRIETARY

VOICE OVER VIDEO SCRIPT

What if we could farm smarter?

What if we knew when the soil had the right nutrients and water?

What if we could better understand the impact of pests and diseases on crops?

What if we were alerted to climate and weather changes in real time?

What if we could develop a more skilled and diverse workforce?

What if we could enhance communities through shared data?

What if all this was already possible?

Smart Yields brings the power of low-cost, state-of-the-art technology and actionable insights to farms, researchers, and their communities in an integrated farm-to-screen solution.

More data. Fewer resources. Better crops.

Together we can farm smarter.